Filed by Hewitt Associates, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 as amended and deemed file under Rule 14a-12 of the Securities Exchange Act of 1934 as amended

Subject Company:

Exult, Inc.

Commission File No. 0-30035

Manager Preview

On Thursday, August 26, we will post on The Source the following “Question and Answer” article regarding the pending Hewitt/Exult merger. You’ll note that one question addresses the potential for position eliminations as a result of the merger. As a manager, you will want to review this posting and the additional information below so you’re prepared to answer associate questions.

Any position elimination is a sensitive situation for all managers and associates. When the communication appears, we need you to reinforce with your associates that the anticipated reduction is expected to be very limited, and individuals in affected positions will have the opportunity to post for other open positions, subject to our policies. Also, we need your help in keeping associates focused on client service, and not distracted by issues relating to the merger.

Thank you for your support and for your commitment to a successful combination. Additional details will be forthcoming as soon as they are available.

How many positions do we expect to be affected?

The combined Hewitt/Exult workforce will have over 18,000 associates. Of this population, we currently expect about 200-350 positions to be eliminated in the combined organization (about 1-2% of our combined population). This is a preliminary estimate and may be adjusted as the planning and integration process continues.

The impact will occur primarily in areas where our firms have the greatest overlap in operations and/or functions. This includes roles directly involved in delivering services to our clients as well as supporting functions such as HR, General Counsel, Financial, Real Estate, IS, and Supporting Services. Most of the positions affected will be in the U.S., but some positions outside the U.S. are also expected to be affected.

Will this affect only Exult associates?

No. Associates from both Hewitt and Exult will be affected. The range of 200-350 positions reflects the estimated impact across the two firms combined.

How did we arrive at this estimate?

The 200-350 range is an estimate, not a count of specific positions targeted for reduction. During our due diligence process prior to the merger, we examined how our two firms’ operations would fit together, including areas of overlap in both location and function. We then established targets of what would be a reasonable headcount to run a business of the size and scope of Hewitt and Exult combined. Based on this, we estimated that a total of about 200-350 could be eliminated in areas/functions that overlap.

What is the timeline for identifying the positions to be eliminated?

The overall integration planning process, described in earlier communications, includes detailed mapping of how our combined organization will be structured to enhance our ability to compete and deliver in the marketplace. The resulting staffing decisions will be communicated in two waves:

The initial group of positions targeted for elimination will be communicated in early September.

Other positions will be identified following September as the requirements of running the combined organization are finalized.

Can affected associates look for other roles within the firm?

Yes. Subject to our policies, affected Hewitt associates will have access to our Open Opportunities database (where available) or will otherwise be able to apply for open positions. Hewitt associates will also have access to other resources through the Associate Transition Center. Associates who do not find a new role or do not choose to take on a new role will receive competitive severance pay and outplacement services consistent with Hewitt’s severance policies.

Will Exult associates in eliminated positions have access to Hewitt’s Open Opportunities database?

At present we are not sure if Exult’s associates will have technical access to the database; however, they will be able to apply for open positions within Hewitt.

Are additional details available?

Not at this time. We are still very early in the process, but we wanted to share as much information as we can with you and with all associates. We will provide more information as it becomes available.

For Internal Use Only

The Hewitt and Exult Combination:

Addressing Your Questions, Part 2

As we get closer to completing the Hewitt/Exult merger, associates continue to ask more questions. Clearly, there is growing excitement about the new opportunities being created for our clients and our expanded firm.

As you know, the entire firm stands to benefit by our growth in the HR BPO (human resources business process outsourcing) space. HR BPO relationships can leverage the best we have to offer from a strategy, design, and delivery perspective, cutting across all our Outsourcing and Consulting business. By joining with Exult, we’ll be positioned to offer clients a new level of capabilities and flexibility in how we serve them, making our solutions more compelling than ever.

This note addresses several of the questions we’ve heard since our first Question and Answer article was posted Link. Our communications over the next several weeks will continue to be limited; but once the merger closes, you’ll be hearing much more about our newly combined organization and the value it’s capable of creating.

Staying Focused on Client Service

Right now our integration team is immersed in its planning process. (You read about some of their progress in the Third Quarter Report to Associates Link.) But for the rest of us, it’s very much business as usual.

Our clients, our potential clients, and our competitors are watching us very closely. Some are waiting to see if the planned merger will sidetrack us from our number-one priority, providing exceptional client service. That’s why we must stay absolutely focused on the needs of our clients at this time, and not get distracted by issues relating to the merger.

If you do encounter any business situation that requires you to get more information on the pending merger, you should not contact Exult directly. Instead, please contact our integration team office, led by Mark Oshima and Esther Laspisa.

Thank you for your continuing focus and dedication as Hewitt/Exult integration planning continues.

/s/ Dale	/s/ Brian

What is HR BPO?

HR BPO, or human resources business process outsourcing, is a general industry term encompassing the wide range of HR-related functions that companies can choose to outsource to a business partner rather than manage and administer internally. Everything we do today in our HR Outsourcing segment can be classified as HR BPO:

•	Clients outsource their Health & Welfare, Defined Contribution, and Defined Benefit plan administration to us through our Benefits Outsourcing line of business (LOB).

•	Our Payroll LOB administers our clients’ payroll-related functions.

•	Our Workforce Management LOB manages and administers a broad range of Workforce Administration functions and other HR-related functions, such as leaves, compensation, recruiting, and succession planning.

The marketplace for broader HR BPO services (beyond benefits outsourcing) is still emerging. Independent industry analysts predict that the area will grow at double-digit rates over the next few years to more than $37 billion worldwide by the end of 2007. We’re committed to becoming the HR BPO marketplace leader—and that’s one reason why we’re joining forces with Exult.

Exult, like Hewitt, is a pioneer in HR BPO (particularly outside of the benefits outsourcing area). Their existing client offers and approaches are highly complementary with our own. By teaming together, Hewitt and Exult can offer clients the largest, most flexible range of integrated HR services and capabilities available, and we’ll have the largest market share in the crucial formative years of this marketplace.

What, exactly, does Exult do?

Exult provides comprehensive HR outsourcing solutions and expertise in high-volume business processes, along with related finance, accounting, and procurement services. They offer deep capabilities in:

Recruiting & Staffing—Exult operates recruiting centers throughout the U.S. and hires 40,000 employees per year for its clients. This capability should prove to be compelling to both our HR Outsourcing and Consulting clients.

Compensation, Benefits, Managed Payroll—Exult has 300 payroll professionals providing Managed Payroll and Time and Attendance services to eight large employers, using various systems. This is an expanding business area for both Hewitt and Exult.

Learning & Development, Global Mobility, and Relocation—These capabilities will greatly accelerate our own scheduled development and enhancement of services in these areas.

Employee Data Management and HR-related Finance & Accounting Capabilities—Services here include expense processing and accounts payable.

Founded: 1998

Went public: 2000

First year of profitability: 2003 (from start-up to almost $500 million in revenues in six years)

Number of employees: 2,400 located in North and South America, Europe, and Asia Pacific

Headquarters: Irvine, California

Client service center locations: North and South America, Europe, and Asia Pacific.

Major offices:

Charlotte, NC: 450 associates

Mumbai, India: 400 associates

South Shields, UK: 300 associates

The Woodlands, TX: 300 associates

Uberlandia, Brazil: 150 associates

Exult expands on its core capabilities by offering additional HR BPO services through relationships with third-party providers. For example, companies like Hewitt and Towers Perrin currently work with Exult to provide benefits outsourcing services to a number of Exult clients.

Exult typically employs what we refer to as a “transitional” (sometimes called “lift and shift”) approach for many of their client services, adopting existing client processes and platforms as they begin delivering work, and introducing refinements and efficiencies over time. Hewitt, by contrast, has primarily used a “transformational” approach that involves implementing our proprietary platforms and delivery models at the beginning of a client outsourcing relationship. Our combined organization will be able to offer the market the best of both approaches by delivering immediate results through transition and then introducing transformational changes at a pace that matches the client’s unique situation and needs.

Additional facts about Exult are included in the sidebar above. You can also learn more by visiting the Exult Web site.

Who are some of Exult’s existing clients? Who are their target clients?

Exult’s typical target clients are “Global 500” companies. They currently work with 16 clients, eight of which are large multi-process HRO clients.

Their client list includes many “blue chip” names, such as Circuit City, International Paper, Morrisons, Prudential, and Vivendi. Hewitt and Exult also have clients in common, including Bank of America, Bank of Montreal, BP, McKesson, Pactiv, Unisys, and Universal Music. Our combined client base offers significant opportunities for us to expand our relationships by providing broader outsourcing and consulting services.

Will any positions be eliminated as a result of the merger?

Yes, we do expect some position eliminations. When any two organizations like ours come together, there will be some roles and functions that duplicate one another. We currently anticipate that about 200-350 positions may be eliminated in the combined organization. That’s about 1-2% of our combined workforce of over 18,000 associates. This is a preliminary estimate and may be adjusted as the planning and integration process continues.

This impact will occur primarily in areas where our firms have the greatest overlap in operations and/or functions. This includes roles directly involved in delivering service to our clients as well as supporting functions such as HR, General Counsel, Financial, Real Estate, IS, and Supporting Services. Most of the positions affected will be in the U.S., but some positions outside the U.S. are also expected to be affected.

Keep in mind that our primary goals for this merger are not around cost savings or job reduction; they are about creating a combined organization with the broadest possible solution set, capable of winning more business than our competitors, and more than either of us could win alone. But we must also leverage the cost savings opportunities that will occur in a wide variety of areas—ranging from facilities consolidation to IS development/infrastructure and more—including streamlining staff where roles or functions duplicate one another.

We expect to conclude mapping our combined organization in the next several weeks. Then, as early as September, we will begin talking with associates from both Hewitt and Exult who are in positions identified for elimination as result of the merger.

We’re committed to making sure that all affected associates are treated with the utmost respect and are given an appropriate opportunity to explore potential new positions at Hewitt. Subject to our policies, current Hewitt associates in impacted positions will have access to our Open Opportunities job database (where available) and the resources of our Associate Transition Center. Hewitt associates who do not find a new role or choose not to take on a new role will receive competitive severance pay and outplacement services consistent with Hewitt’s severance policies.

What should I say if a client thinks we’re being distracted by the merger?

Some current and prospective Hewitt clients may be asking questions about whether the merger is distracting us from delivering the highest quality client service. In fact, we know that some competitors are actively trying to create this impression.

We should welcome these discussions. They present a great opportunity for us to demonstrate that we are absolutely focused on providing exceptional client service throughout the merger process, and that the result of the merger will be even greater value for clients. In the right situation, these discussions could even allow us to showcase some of our capabilities in the Merger and Acquisitions (M&A)/Corporate Restructuring and Change (CRC) area.

Here are some important points to reinforce with your clients if these questions arise:

•	Hewitt’s own experience as a leading mergers and acquisitions (M&A) consultant—for clients like GE, Citigroup, UPS, Wachovia, and Hewlett-Packard—makes us uniquely suited to conduct a smooth integration for ourselves while simultaneously meeting our own high standards of quality client service. We have one of our most experienced M&A consultants leading the process, and we are using our own processes and tools to make sure we are proceeding in a disciplined, efficient, and effective manner.

•	We’ve established an integration planning team whose responsibility is making the integration work. This team is focused on the merger so that our business units can continue to focus full-time on our clients.

•	There is very little duplication between Hewitt and Exult to make rationalizing operations difficult. Instead, our services are highly complementary. This eases the integration process, and ultimately allows us to offer even more robust HR outsourcing solutions for our clients.

Forward-Looking Information

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Hewitt and Exult, including future financial and operating results, Hewitt’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Hewitt’s and Exult’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Hewitt and Exult stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause Hewitt’s and Exult’s results to differ materially from those described in the forward-looking statements can be found in Exult’s 2003 Annual Report on Form 10-K and Hewitt’s Form S-3 filed with the Securities and Exchange Commission (“SEC”) and available at the SEC’s Internet site (http://www.sec.gov).

Additional Information and Where to Find It

Hewitt intends to file a registration statement, containing a joint proxy statement/prospectus and other relevant documents concerning the proposed merger, with the SEC. Hewitt and Exult will mail the joint proxy statement/prospectus to their prospective stockholders. WE URGE INVESTORS IN HEWITT AND EXULT TO CAREFULLY READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HEWITT, EXULT, AND THE PROPOSED TRANSACTION. You will be able to obtain documents filed with the SEC by Hewitt or Exult free of charge at the SEC’s Internet site, http://www.sec.gov. You may obtain documents filed with the SEC by Hewitt free of charge if you request them in writing from Investor Relations, Hewitt Associates, Inc. 100 Half Day Road, Lincolnshire, Illinois 60069, or by telephone at (847) 295-5000. You may also obtain documents filed with the SEC by Exult free of charge if you request them in writing from Exult Investor Relations, 121 Innovation Drive, Irvine, CA 92612 or by telephone at (949) 856-8841.

Interests of Participants

Hewitt and Exult, their directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Hewitt and Exult stockholders in favor of the proposed business combination. Information about the directors and executive officers of Hewitt and Exult and information about other persons who may be deemed participants in this transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus. You can find information about Hewitt’s executive officers and directors in Hewitt’s definitive annual meeting proxy statement filed with the SEC on December 19, 2003. You can find information about Exult’s executive officers and directors in their definitive annual meeting proxy statement filed with the SEC on April 16, 2004. You can obtain free copies of these documents from Hewitt and Exult using the contact information above.